Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited (“HKSCC”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities.

This announcement is not for release, publication, distribution, directly or indirectly, in or into the United States (including its territories and possessions, any state of the United States and the District of Columbia). This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933 as amended from time to time (the “U.S. Securities Act”). Any public offering of our securities to be made in the United States will be made by means of a prospectus that may be obtained from us and that will contain detailed information about us and our management, as well as financial statements. We have completed a public offering of the securities described herein in the United States pursuant to our shelf registration statement on Form F-3 filed with the United States Securities and Exchange Commission on September 25, 2019.

Unless otherwise defined in this announcement, capitalized terms used herein shall have the same meanings as those defined in the prospectus dated April 8, 2021 (the “Prospectus”) issued by Trip.com Group Limited (the “Company”).

Trip.com Group Limited

攜 程 集 團 有 限 公 司

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 9961)

FULL EXERCISE OF THE OVER-ALLOTMENT OPTION

Reference is made to the Prospectus and the allotment results announcement of the Company dated April 16, 2021.

On April 21, 2021 (after Hong Kong trading hours), the Joint Representatives (for themselves and on behalf of the International Underwriters) have fully exercised the Over-allotment Option in respect of an aggregate of 4,745,300 Shares (the “Over-allotment Shares”), representing approximately 15% of the total number of Offer Shares initially available under the Global Offering before any exercise of the Over-allotment Option.

Pursuant to the Stock Borrowing Agreement entered into between J.P. Morgan Securities plc (an affiliate of J.P. Morgan Securities (Asia Pacific) Limited) and Baidu Holdings Limited, J.P. Morgan Securities plc has borrowed 4,745,300 Shares from Baidu Holdings Limited to cover over-allocations in the International Offering. The Over-allotment Shares will be used to facilitate the return to Baidu Holdings Limited in full of the borrowed shares.

We will allot and issue the Over-allotment Shares at HK$268.00 per Share (exclusive of brokerage of 1%, SFC transaction levy of 0.0027% and Hong Kong Stock Exchange trading fee of 0.005%), being the International Offer Price.

Approval of Listing

The Listing Committee of the Hong Kong Stock Exchange has granted the approval for the listing of and permission to deal in the Over-allotment Shares. Listing of and dealings in the Over-allotment Shares on the Main Board of the Hong Kong Stock Exchange will commence at 9:00 a.m. on April 28, 2021.

Our Total Number of Issued Shares upon the Full Exercise of the Over-Allotment Option

Our total number of issued Shares immediately before and immediately after the completion of the full exercise of the Over-allotment Option (assuming the total number of issued Shares remains unchanged since February 28, 2021 (after accounting for the Share Subdivision), except for the Shares issued following the completion of the Global Offering) is 632,711,112 Shares and 637,456,412 Shares, respectively.

Use of Proceeds

The gross proceeds to the Company from the Over-allotment Option, before deduction of the underwriting fees and other offering expenses payable by us in connection with the exercise of the Over-allotment Option, are expected to be approximately HK$1.27 billion. We intend to apply the additional net proceeds towards the same purposes as set out in the section headed “Use of Proceeds” in the Prospectus.

The Company will make a further announcement after the end of the stabilization period in connection with the Global Offering pursuant to Section 9(2) of the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong).

By order of the Board

Trip.com Group Limited

James Jianzhang Liang

Executive Chairman of the Board

Hong Kong, April 21, 2021

As at the date of this announcement, the board of directors of the Company comprises Mr. James Jianzhang Liang, Mr. Min Fan, Ms. Jane Jie Sun, Mr. Robin Yanhong Li and Mr. Dou Shen as directors, and Mr. Neil Nanpeng Shen, Mr. Qi Ji, Mr. Gabriel Li and Mr. JP Gan as independent directors.

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